ANNEX A

Exhibit 99.2

CERTAIN MATERIAL CANADIAN AND UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. SHAREHOLDERS

The following discussion generally summarizes certain material Canadian and United States federal income tax consequences of the acquisition, ownership and disposition of  the common shares (the “Common Shares”) of AnorMED Inc. (the “Company”). This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any particular prospective purchaser. This discussion does not take into account Canadian provincial or territorial tax laws, U.S. state or local tax laws, or tax laws of jurisdictions outside of Canada and the United States. The following is based upon the tax laws of Canada and the United States as in effect on the date of this Form 6-K, which are subject to change with possible retroactive effect. Prospective purchasers should consult their own tax advisors with respect to their particular circumstances.

Certain Canadian Federal Income Tax Considerations for U.S. Holders

The following discussion is a summary of certain Canadian federal income tax consequences of the acquisition, ownership and disposition of the Common Shares by a holder who is not resident in Canada nor deemed to be resident in Canada under the Income Tax Act (Canada) (“ITA”). This summary assumes that at all relevant times (i) the holders have never been resident in Canada; (ii) the Company’s dealings with each of the holders will be at arm’s length within the meaning of the ITA; (iii) the holders hold the Common Shares as capital property; (iv) the holders do not use or hold and are not deemed or considered to use or hold the Common Shares in carrying on business in Canada and have not acquired any of the Common Shares in one or more transactions considered to be an adventure in the nature of trade within the meaning of the ITA; and (v) the holders are not otherwise required by or for the purposes of the laws of Canada to include an amount in respect of any of the Common Shares in computing income from carrying on business in Canada. This summary is not applicable to a holder of the Common Shares that is a “financial institution”, a “specified financial institution”, or an interest in which would be a “tax shelter investment”, all as defined in the ITA.

This summary is based on the current provisions of the ITA and the regulations thereunder, our understanding of the current published administrative practices of the Canada Revenue Agency, and all specific proposals to amend the ITA and the regulations thereunder announced by the Minister of Finance (Canada) prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in the law, whether by judicial, governmental or legislative decisions or action, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada.

The summary is of a general nature only, is not exhaustive of all income tax considerations, and is not intended to be, and should not be construed to be, legal or tax advice to any particular holder of Common Shares and no representation with respect to the Canadian tax consequences to any particular holder is made. Holders should consult with their own tax advisors with respect to the income tax consequences to them of acquiring, holding or disposing of the Common Shares.

Dividends

Dividends paid on the Common Shares to a holder that is not resident in Canada will be subject to withholding tax under the ITA at a rate of 25%, subject to a reduction under the provisions of any relevant tax treaty. For holders who are U.S. residents, under the Canada-U.S. Tax Treaty this withholding tax rate will be reduced to 15%, and to 5% where the beneficial owner of the dividends is a corporation resident in the U.S. that owns at least 10% of the Company’s shares.

Capital Gains

A holder that is not resident in Canada will not be subject to tax under the ITA in respect of a capital gain realized upon the disposition of Common Shares unless, subject to the provisions of a relevant tax treaty, the Common Shares represent “taxable Canadian property” to the holder, as defined in the ITA. The Common Shares will be taxable Canadian property to a non-resident holder only if the non-resident holder, together with persons with whom the non-resident holder does not deal at arm’s length, collectively owned at least 25% of the issued shares of any class of the capital stock of the Company at any time during the five year period preceding the disposition of the Common Shares. For a holder who is a U.S. resident, even if the Common Shares represent taxable Canadian property, under the Canada-U.S. Tax Treaty no Canadian taxes will generally be payable on a capital gain realized on the disposition of the Common Shares, unless the value of the Common Shares is derived principally from real property situated in Canada.

Certain United States Federal Income Tax Considerations for U.S. Holders

The following discussion is a summary of certain United States federal income tax consequences of the acquisition, ownership and disposition of the Common Shares. This summary only applies to “U.S. Holders” that hold the Common Shares as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”). As used in this summary, a “U.S. Holder” is a beneficial owner of the Common Shares that, for United States federal income tax purposes, is (i) an individual citizen or resident of the United States, (ii) a corporation (or entity taxable as a corporation) created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source, or (iv) any trust if (A) a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (B) the trust has validly made an election to be treated as a United States person under the applicable United States Treasury regulations. The United States federal income tax consequences for a partner in a partnership holding the Common Shares generally will depend on the status of the partner and the activities of the partnership. Prospective investors who are partners in a partnership should consult their own tax advisors.

This summary is based on the Code, existing and proposed Treasury Regulations, published rulings and other pronouncements of the United States Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof and all of which are subject to change (possibly with retroactive effect) and differing interpretations. This summary is intended for general information only, it does not discuss all of the tax consequences that may be relevant to the particular circumstances of a U.S. Holder, and does not address U.S. Holders subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or foreign currency, partnerships and other pass-through entities, certain United States expatriates, U.S. Holders whose functional currency is not the United States dollar, persons that own (directly, indirectly or by attribution) 10% or more of the total combined voting power of all classes of the Company’s stock, or persons that hold the Common Shares as part of a hedge, straddle or conversion or constructive sale transaction or other risk reduction transaction. Prospective investors should consult their own tax advisors concerning the application of United States federal income and other tax laws, including the laws of any state, local or foreign taxing jurisdiction, to their particular situations.

Distributions

Subject to the discussion below under “Other Tax Considerations,” a distribution of cash or property received by a U.S. Holder in respect of the Common Shares generally will be considered a dividend to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under United States federal income tax principles). The gross amount of any dividend in respect to the Common Shares will be included in gross income, as an item of ordinary income, when received by the U.S. Holder. In the event that a distribution exceeds the amount of the Company’s current and accumulated earnings and profits, the excess will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in the Common Shares, and thereafter as capital gain.

Dividends paid by the Company will not be eligible for the dividends-received deduction generally allowed to U.S. Holders that are corporations. However, dividends in respect of the Common Shares paid to certain non-corporate U.S. Holders (including individuals) in taxable years beginning before January 1, 2009 may qualify for preferential rates of United States federal income tax provided that (i) the Common Shares are readily tradable on an established securities market in the United States, or (ii) the Company is eligible for the benefits of the income tax treaty between Canada and the United States (and, in either case, provided that the Company is not a PFIC, as described below, and certain other requirements, including with respect to a U.S. Holder’s holding period for the Common Shares, are satisfied). The Company believes that it is eligible for the benefits of the United States-Canada income tax treaty. Prospective investors are urged to consult their own tax advisors regarding the impact of these rules on their particular situations.

Taxable dividends paid in a currency other than the United States dollar will be included in the gross income of the U.S. Holder in a United States dollar amount calculated by reference to the exchange rate in effect on the date the U.S. Holder receives the dividend, regardless of whether such currency is actually converted into United States dollars on such date. A U.S. Holder will have a tax basis in such foreign currency equal to the United States dollar value of such foreign currency calculated by reference to the exchange rate in effect on the date of receipt. Gain or loss, if any, realized on a subsequent sale or other disposition of the foreign currency will be ordinary income or loss, and will be United States-source income or loss for United States foreign tax credit purposes. Prospective investors are urged to consult their own tax advisors concerning the possibility of foreign currency gain or loss if any such currency is not converted into United States dollars on the date of receipt.

Subject to applicable limitations under the Code and the Treasury regulations and subject to the discussion below, Canadian withholding tax imposed on dividends in respect of the Common Shares will be treated as a foreign income tax eligible for credit against a U.S. Holder’s United States federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). For taxable years beginning before January 1, 2007, if the Company is not a “United States-owned foreign corporation,” dividends paid on the Common Shares generally will be treated for United States foreign tax credit purposes as foreign source “passive” (or possibly “financial services”) income. However, pursuant to recently enacted legislation, for taxable years beginning after December 31, 2006, dividends paid on the Common Shares generally will be treated as “passive category” (or possibly “general category”) income. If, and for so long as, the Company is a United States-owned foreign corporation, dividends paid by the Company on the Common Shares may, subject to certain exceptions, instead be treated for United States foreign tax credit purposes as partly foreign source “passive” (or possibly “financial services”) income (for taxable years beginning before January 1, 2007) or “passive category” (or possibly “general category”) income (for taxable years beginning after December 31, 2006), and partly United States-source income, in proportion to the earnings and profits of the Company in the year of such distribution allocable to foreign and United States sources, respectively. The Company will be treated as a United States-owned foreign corporation if stock representing 50% or more of the voting power or value of the stock of the Company is held, directly or indirectly, by U.S. Holders. The Company believes that it is currently a United States-owned foreign corporation.

The rules regarding United States foreign tax credits are very complex. Prospective investors should consult their own tax advisors concerning the implications of United States foreign tax credit rules in light of their particular circumstances.

Sale or Other Taxable Dispositions of the Common Shares

Subject to the discussion below under “Other Tax Considerations,” upon a sale or other taxable disposition of the Common Shares, a U.S. Holder will recognize gain or loss, if any, in an amount equal to the difference between the amount realized on the sale or other taxable disposition and such U.S. Holder’s adjusted tax basis in the Common Shares. Any such gain or loss generally will constitute capital gain or loss, and will be long-term capital gain or loss if the Common Shares were held by the U.S. Holder for more than one year. Certain non-corporate U.S. Holders (including individuals) may qualify for preferential rates of United States federal income taxation in respect of long-term capital gains. The deduction of capital losses is subject to limitations under the Code. Any gain realized by a U.S. Holder on a sale or other disposition of the Common Shares generally will be treated as United States-source income for United States foreign tax credit purposes.

Other Tax Considerations

Passive Foreign Investment Company Status. Special United States federal income tax rules apply to U.S. Holders directly or indirectly owning shares of a passive foreign investment company (“PFIC”). A non-United States corporation generally will be classified as a PFIC for United States federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

• at least 75% of its gross income is “passive income”; or

• on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, passive income generally includes, among other items, dividends, interest, rents, royalties and gains from the disposition of passive assets.

The Company believes that it is not currently a PFIC.  There can be no assurance that the Company will not become a PFIC in the foreseeable future. However, since PFIC status will be determined on an annual basis and depends on the composition of the Company’s income and assets and the nature of the Company’s activities from time to time, there can be no assurance that the Company will not be considered a PFIC for the current or any future taxable year. Moreover, the Company will not obtain an opinion of counsel, and no ruling will be sought from the IRS, regarding the United States federal income tax characterization of the Company as a PFIC.

If the Company is treated as a PFIC for any taxable year during which a U.S. Holder holds, or is treated as holding, Common Shares, certain adverse consequences could apply to the U.S. Holder. In general, if a U.S. Holder fails to make a timely “QEF” election or “market-to-market” election (as described below) for any taxable year that the Company is treated as a PFIC, (i) any gain derived from the disposition of PFIC stock, as well as any “excess distribution” received from the PFIC (i.e., a distribution that exceeds 125% of the average distributions from the shorter of the prior three years and the U.S. Holder’s holding period for the stock), would be treated as ordinary income earned ratably over each day in the U.S. Holder’s holding period for the PFIC stock, (ii) the portion of such gain or distribution that is allocable to prior taxable years, other than any year before the Company became a PFIC, would be subject to United States federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the U.S. Holder, and (iii) an interest charge would be imposed on the resulting United States federal income tax liability as if such liability represented a tax deficiency for the past taxable years, other than any year before the Company became a PFIC. In addition, a step-up in the tax basis of the PFIC stock may not be available upon the death of an individual U.S. Holder and the preferential tax rate on individuals described above for certain non-corporate U.S. Holders will not be available.

The special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder timely elects to have the Company treated as a “qualified electing fund” (“QEF”) for the first taxable year in which the U.S. Holder is treated as owning an interest in a PFIC, and the Company provides specified information to U.S. Holders. If the Company is treated as a PFIC, a U.S. Holder may not be able to avoid the adverse consequences described above by electing to treat us as a QEF because the Company may not provide the information that a holder requires to make such an election effective.

As an alternative to the QEF election, a U.S. Holder of “marketable stock” in a PFIC may make a “mark-to-market” election, provided the PFIC stock is regularly traded on a “qualified exchange.” Under applicable Treasury regulations, a “qualified exchange” includes a national securities exchange that is registered with the SEC or the national market system established under the Securities Exchange Act of 1934. Currently, the Common Shares  are traded on the American Stock Exchange, which is a “qualified exchange.” Under applicable Treasury Regulations, PFIC stock traded on a qualified exchange is regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.  The Company cannot assure U.S. Holders that the Common Shares will be treated as regularly traded stock.  If the mark-to-market election is available and validly made, the electing U.S. Holder generally would (i) include in gross income, entirely as ordinary income, an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of such taxable year and its adjusted tax basis in the stock, and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the PFIC stock over its fair market value at the end of the taxable year, but only to the extent of the amount previously included in gross income as a result of the mark-to-market election.

A U.S. Holder considering investing in the Common Shares should consult its own tax advisor concerning the United States federal income tax consequences of holding the Common Shares if the Company is treated as a PFIC for any taxable year during which the U.S. Holder holds, or is treated as holding, Common Shares (including the advisability and availability of making any of the foregoing elections).

Controlled Foreign Corporation Rules. If more than 50% of the voting power or value of the Company’s stock were owned, actually or constructively, by U.S. Holders who each own, actually or constructively, 10% or more of the voting power of the Company’s stock, then the Company would be treated as a controlled foreign corporation (“CFC”) and each holder of 10% or more of the voting power of the Company would be required to include in its gross income, as a constructive dividend, an amount equal to its pro rata share of certain undistributed income of the Company.

The Company believes that it has not been, and does not expect to become, a CFC for United States federal income tax purposes. However, no assurances can be given in this regard. Prospective investors should consult their own tax advisors concerning the United States federal income tax consequences of holding the Common Shares if the Company is treated as a CFC.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to distributions on the Common Shares, and to the proceeds received on the disposition of the Common Shares paid within the United States (and in certain cases, outside the United States) to U.S. Holders, other than certain exempt recipients (such as corporations). A backup withholding tax (currently at a rate of 28%) may apply to such amounts if a U.S. Holder (i) fails to establish properly that such U.S. Holder is entitled to an exemption, (ii) fails to furnish or certify a correct taxpayer identification number to the payer in the manner required, (iii) is notified by the IRS that such U.S. Holder has failed to report payments of interest or dividends properly, or (iv) under certain circumstances, fails to certify that such U.S. Holder has not been notified by the IRS that backup withholding applies due to the failure to report interest or dividend payments. The amount of any backup withholding will be allowed as a credit against or refund of the U.S. Holder’s United States federal income tax liability provided that the required information is furnished to the IRS.

The preceding discussion of certain United States federal income tax consequences is for general information only and is not intended to be construed as tax advice. Accordingly, prospective investors should consult their own tax advisors as to the particular tax consequences to them of purchasing, holding and disposing of the Common Shares, including the applicability and effect of any United States federal, state, local or foreign tax laws, and of any proposed changes in applicable law.